                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                      Paxson Communications Corporation
                      ---------------------------------
                               (Name of Issuer)

                             Class A Common Stock
                             --------------------
                        (Title of Class of Securities)

                                 704231 10 9
                                 -----------
                                (CUSIP Number)

              William Watson, Paxson Communications Corporation
                           601 Clearwater Park Road
                           ------------------------
                        West Palm Beach, Florida 33401
                        ------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   7-13-95
                               --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- ---------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        [Continued on following page(s)]



                              Page 1 of 6 Pages

 CUSIP NO.  704231 10 9                                                               Page   2   of    6
           --------------                                                                  -----    ------

====================================================================================================================================
                Names of Reporting Person
       1        SS or ISA Identification Nos. of Above Person
                LOWELL W. PAXSON
- ------------------------------------------------------------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group (See Instructions)
       2                                                                                                                    (a) / /
                NOT APPLICABLE                                                                                              (b) / /
- ------------------------------------------------------------------------------------------------------------------------------------
                SEC use only
       3
- ------------------------------------------------------------------------------------------------------------------------------------
                Source of Funds (See Instructions)
       4
                NOT APPLICABLE
- ------------------------------------------------------------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       5                                                                                                                        / /

- ------------------------------------------------------------------------------------------------------------------------------------
                Citizenship or Place of Organization
       6
                UNITED STATES
- ------------------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                   32,838,693
   Number of shares   --------------------------------------------------------------------------------------------------------------
     beneficially                  Shared voting power
     owned by each         8
   reporting person                0
         with         --------------------------------------------------------------------------------------------------------------
                                   Sole dispositive power
                           9
                                   32,838,693
                      --------------------------------------------------------------------------------------------------------------
                                   Shared dispositive power
                          10
                                   0
- ------------------------------------------------------------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
      11
                32,838,693
- ------------------------------------------------------------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      12
                NOT APPLICABLE                                                                                                  / /
- ------------------------------------------------------------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
      13
                95%
- ------------------------------------------------------------------------------------------------------------------------------------
                Type of Reporting Person (See Instructions)
      14
                IN
====================================================================================================================================

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $0.001 per share, issued by Paxson Communications Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 601 Clearwater Park Road, West Palm Beach, Florida 33401.


ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2.(a)       The person filing this statement is Mr. Lowell W.
Paxson.

         Item 2.(b) The business address of Mr. Paxson is 601 Clearwater Park Road, West Palm Beach, Florida 33401.

         Item 2.(c) The present principal occupation of Mr. Paxson is Chairman of the Board and Chief Executive Officer of the Company.

         Item 2.(d) During the last five years, Mr. Paxson has not been convicted in a criminal proceeding.

         Item 2.(e) During the last five years, Mr. Paxson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2.(f)       Mr. Paxson is a citizen of the United States.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable



ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Paxson generally holds Class A Common Stock of the Company for investment purposes. At this time, Mr. Paxson has no intention to sell any additional shares of his 32,754,193 restricted shares of Class A Common Stock, but may decide in the future to do so. He is currently considering selling additional shares of his remaining 84,500 previously registered shares of Class A Common Stock in open market transactions, privately negotiated transactions, or otherwise. Any future sales will depend upon various factors, including, but not limited to, the Company's business affairs and financial position, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5.(a) Mr. Paxson beneficially owns an aggregate of 32,838,693 shares of Class A Common Stock of the Company, which is the class of securities identified pursuant to Item 1 above. Pursuant to Rule





                               Page 3 of 6 Pages

13d-3(d)(1) of the 1934 Act, the above number and the other references herein to the number of Class A Common Stock he beneficially owns generally includes 8,311,639 shares of Class B Common Stock of the Company beneficially owned by Mr. Paxson, which may be converted to Class A Common Stock, on a one for one share basis, at any time. Mr. Paxson's prior Schedule 13D did not include his Class B Common Stock. All references to numbers of shares herein reflect a stock split by dividend by the Company of one share of Class A Common Stock for every two shares of outstanding Class A Common Stock and one share of Class B Common Stock for every two shares of outstanding Class B Common Stock, which became effective January 1, 1995.

         The Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on June 30, 1995, reports that the Company currently has 26,137,026 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock issued and outstanding. Accordingly, Mr. Paxson beneficially owns approximately 95% of the Company's outstanding Class A Common Stock, (which, as noted, includes 8,311,639 shares of Class B Common Stock).

         Item 5.(b) Pursuant to Rule 13d-3(d)(1) of the 1934 Act, Mr. Paxson is deemed to have sole voting power and sole dispositive power with respect to 32,838,693 shares of Class A Common Stock.

         Item 5.(c) During the past 60 days, Mr. Paxson has effected the following sales of Class A Common Stock, all of which were private or open market sales:

                          Date             No. of Shares Sold       Price Per Share
                                           ------------------       ---------------
                          7-12-95               100,000             $       7.00
                          7-13-95                25,000                     6.30
                          7-13-95               150,000                     6.30
                          7-13-95               125,600                     7.00
                          7-18-95                 2,000                    15.00
                          7-18-95                 2,000                    15.125
                          7-19-95                 2,000                    14.875
                          7-19-95                   378                    15.00
                          7-19-95                   100                    15.125
                          7-21-95                25,000                     7.50
                          7-21-95                66,766                     7.50

         No sales of Class B Common Stock were included in the above sales. Earlier this year, Mr. Paxson began privately offering for sale certain of his restricted shares of Class A Common Stock. The first four and last two transactions listed above were private sales resulting from that offer. The July 18 and July 19, 1995 transactions were open market sales from the 90,978 registered shares of Class A Common Stock owned by Mr. Paxson prior to such sales.


         Item 5.(d)       Not Applicable

         Item 5.(e)       Not Applicable





                               Page 4 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Entities controlled by Mr. Paxson and holders of the Company's preferred stocks, who also own common stock warrants, are parties to an amended and restated Stockholders Agreement dated December 22, 1994 (the "Stockholders Agreement"). Among other things, the Stockholders Agreement gives such parties under certain circumstances a right of first refusal to purchase shares of common stock beneficially owned by Mr. Paxson that are offered for sale. Such right of first refusal is not triggered until Mr. Paxson disposes of at least 20% of the common stock he beneficially owned on December 15, 1993. The foregoing is only a brief summary of portions of the Stockholders Agreement, the complete terms of which are contained in Exhibit A hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Amended and Restated Stockholders' Agreement, dated December 22, 1994.*


- ------------------------

*Filed with the Company's Annual Report on Form 10K, dated March 30, 1995 and incorporated herein by reference.


NOTE: Pursuant to Item 101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, the initial statement is being filed as part of this Amendment No. 1 as Attachment 1.





                               Page 5 of 6 Pages

Schedule 13D - Paxson Communications Corporation
Lowell W. Paxson


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 24, 1995



                                        /s/ Lowell W. Paxson
                                        -------------------------------------
                                        Signature

                                        Lowell W. Paxson
                                        -------------------------------
                                        Name





                               Page 6 of 6 Pages

                                                        OMB APPROVAL
                                            OMB Number:                3235-0145
                                            Expires:            October 31, 1994
                                            Estimated average burden
                                            hours per form  . . . . . . .  14.90


                                 ATTACHMENT 1
            (originally filed in paper format on November 14, 1994)
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                          Paxson Communications Corp.
               ----------------------------------------------
                               (Name of Issuer)

                             Class A Common Stock
               ----------------------------------------------
                        (Title of Class of Securities)

                                  704231 10 9
                          ---------------------------
                                (CUSIP Number)

                 William L. Watson, Paxson Communications Corp.
            18401 U.S. Highway 19 North, Clearwater, Florida 34624
       ----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                November 4, 1994
                          ---------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


- ----------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 704231 10 9                                                                Page    2    of     6     Pages
           ------------                                                                    -------    --------
====================================================================================================================================
                Names of Reporting Person
                SS or ISA Identification Nos. of Above Person
       1
                Lowell W. Paxson
- ------------------------------------------------------------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
       2                                                                                                                    (a) / /
                Not Applicable                                                                                              (b) / /
- ------------------------------------------------------------------------------------------------------------------------------------
                SEC use only
       3
- ------------------------------------------------------------------------------------------------------------------------------------
                Source of Funds*
       4
                Not Applicable
- ------------------------------------------------------------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       5                                                                                                                        / /
                Not Applicable
- ------------------------------------------------------------------------------------------------------------------------------------
                Citizenship or Place of Organization
       6
                United States
- ------------------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7           16,683,932

 Number of shares    ---------------------------------------------------------------------------------------------------------------
   beneficially                    Shared voting power
   owned by each           8               0
 reporting person
       with        ---------------------------------------------------------------------------------------------------------------
                                   Sole dispositive power
                           9            16,683,932

                     ---------------------------------------------------------------------------------------------------------------
                                   Shared dispositive power
                          10               0

- ------------------------------------------------------------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
      11
                16,683,932
- ------------------------------------------------------------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      12                                                                                                                        / /
                Not Applicable
- ------------------------------------------------------------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
      13
                96%
- ------------------------------------------------------------------------------------------------------------------------------------
                Type of Reporting Person*
      14
                IN
====================================================================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION     2 of 7

Schedule 13D - Paxson Communications Corp.                           Page 3 of 6
Lowell W. Paxson

ITEM 1.                   SECURITY AND ISSUER

        The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $0.001 per share, issued by Paxson Communications Corp., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 18401 U.S. Highway 19 North, Clearwater, Florida 34624.

ITEM 2.                   IDENTITY AND BACKGROUND

        (a)  The person filing this statement is Mr. Lowell W. Paxson.

        (b) The business address of Mr. Paxson is 18401 U.S. Highway 19 North, Clearwater, Florida 34624.

        (c) The present principal occupation of Mr. Paxson is Chairman of the Board and Chief Executive Officer of the Company.

        (d) During the last five years, Mr. Paxson has not been convicted in a criminal proceeding.

        (e) During the last five years Mr. Paxson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Mr. Paxson is a citizen of the United States.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The transaction giving rise to this Statement is the consummation of the merger of The American Network Group, Inc. into the Company on November 4, 1994 and the registration and listing of certain shares of the Company's Class A Common Stock.

ITEM 4.                     PURPOSE OF TRANSACTION

        Mr. Paxson holds the Class A Common Stock of the Company for investment purposes. Mr. Paxson has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of item 4 of
Schedule 13D.

Schedule 13D - Paxson Communications Corp.                           Page 4 of 6
Lowell W. Paxson

ITEM 5.                   INTEREST IN SECURITIES OF THE ISSUER

        (a) Mr. Paxson beneficially owns 16,683,932 shares of the Class A Common Stock of the Company, which is the class of securities identified pursuant to Item 1 above. The Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on September 30, 1994, reports that there are 17,361,536 shares of the Company's Class A Common Stock issued and outstanding as of the consummation of the Merger of The American Network Group, Inc. ("ANG") into the Company (the "Merger"). Accordingly, Mr. Paxson holds approximately 96% of the Company's Common Stock.

        (b) Mr. Paxson has sole power to vote and to direct the disposition of all 16,684,932 shares of the Class A Common Stock of the Company which he holds. None of such shares are subject to shared power to vote or power to direct a vote thereof, nor are any of such shares subject to shared power to dispose or to direct the disposition thereof.

        (c) Upon the consummation of the Merger on November 4, 1994, the Class A Common Stock Mr. Paxson owned in ANG was converted into 60,652 shares of the shares of the Company's Class A Common Stock.

        (d) No person other than Mr. Paxson is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by Mr. Paxson.

        (e)  Item 5(e) is not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                 ISSUER.

        There are no contracts, arrangements, understandings or relationships with respect to securities of the Company involving Mr. Paxson which are required to be described under Item 6 of Schedule 13D.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

        There are not exhibits to be filed under Item 7 of Schedule 13D.

Schedule 13D - Paxson Communications Corp.                           Page 5 of 6
Lowell W. Paxson

Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      11/11/94                              /s/ Lowell W. Paxson
- ----------------------                      -----------------------------
(Date)                                      (Signature)
                                            Lowell W. Paxson

Schedule 13D - Paxson Communications Corp.                           Page 6 of 6
Lowell W. Paxson

Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     11/11/94                              /s/ Lowell W. Paxson
- ---------------------                      ---------------------------
(Date)                                     (Signature)
                                           Lowell W. Paxson